

July 29, 2011

<u>Via E-mail</u>
Joshua Bleak, President
Continental Resources Group, Inc.
3266 W. Galveston Drive, Suite 101
Apache Junction, AZ 85120

   Re: Continental Resources Group, Inc.
     formerly known as American Energy Fields, Inc.
     Form 8-K
     Filed July 15, 2011, Amended July 21, 2011
     File No. 333-152023

Dear Mr. Bleak:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief